UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

August 24, 2010

Re:	Contax Participações S.A. Form 20-F for the year ended December 31, 2009 File No. 000-51490

Ms. Cicely LaMothe

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. LaMothe:

Thank you for your letter dated August 12, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Contax Participações S.A. (“Contax”, also referred to in this letter as the “Company” and “we”).

Our responses are set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s August 12, 2010 comment letter in bold, italicized text.

 In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•         Contax is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         Contax may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Brazil at +55-21-3131-0010 or fax: +55-21-3131-0294, or our counsel, Ricardo M. Gonzalez of Mayer Brown LLP, at +55-11-2504-4296 or fax: +55-11-2504-4211.

Very truly yours,

/s/  Francis James Leahy Meaney
____________________________

Francis James Leahy Meaney
Chief  Executive Officer of Contax Participações S.A.

Annex A

Form 20-F

Item 19. Exhibits, page 91

1.         Please file your loan agreements with BNDES and Banco de Nordeste do Brasil as exhibits or tell us why you have not filed such agreements. We refer you to Instruction 4 of the “Instructions as to Exhibits” in Form 20-F.

Response:

The Staff’s comment is noted, and we will submit for filing, promptly following the clearance of all Staff comments on the 2009 Form 20-F, an Amendment No. 1 to the 2009 Form 20-F solely to file as exhibits the BNDES and Banco do Nordeste do Brasil loan agreements.

Item 5. – Operating and Financial Review and Prospects, page 37

2.         We note that Oi, a related party, is the source of a substantial portion of your revenues. Please tell us how your disclosure in this section reasonably informs investors about your exposure to this significant customer. Please tell us the consideration given to discussing the major terms of your revenue generating agreements with Oi, and any known trends, events or uncertainties relating to Oi, that have had or that are reasonably likely to have a material effect on your financial position, results of operations and cash flows.

Response:

As noted in several places in our Form 20-F, Oi, a related party, accounts for a large percentage of our net revenues (50.3% for the year ended December 31, 2009). Under the caption “Acquisition or Loss of a Major Client” in the “Executive Overview” section of “Item 5. – Operating and Financial Review and Prospects”, we disclose that the loss of a major client (such as Oi) may have a significant effect on our results of operations.  We also disclose this exposure in the first risk factor under the caption “Risks Relating to Our Business”, which states that “a large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our results of operations and financial condition”.  We believe the disclosure in “Item 5. – Operating and Financial Review and Prospects”, and particularly taken together with the related disclosure elsewhere in our Form 20-F, reasonably informs investors about our exposure to Oi.

We also discuss the major terms and conditions of our agreements with Oi in several places in our Form 20-F and have included these agreements as exhibits to the Form 20-F.  For example, in the above-mentioned risk factor, we set forth the term and renewal provisions of the agreements with Oi.  In addition, in the risk factor entitled “Breaches of our contact center service contracts could expose us to significant monetary penalties”, we specify the amount of our exposure to potential penalties related to any termination of our agreements with Oi based on revenues generated under the agreements for the year ended December 31, 2009.

With respect to trends, events or uncertainties relating to Oi, we also note in the first risk factor under the caption “Risks Relating to Our Business” that we have observed in recent years a trend towards corporate consolidation and change of control of companies in our targeted sectors, including telecommunications companies (such as Oi) and that any resulting loss of a key client would have a negative impact on our results of operations and financial condition.  Other than trends, events or uncertainties relating to the Brazilian telecommunications sector in general, we are not aware of any particular trend, event or uncertainty relating to Oi that has had or that is reasonably likely to have a material effect on our financial position, results of operations and cash flows.

Nevertheless, in view of the Staff’s comment, in future Forms 20-F we propose to include a discussion under the “Executive Overview” section of “Item 5. – Operating and Financial Review and Prospects” of certain terms of our agreements with Oi and of any trends, events or uncertainties relating to Oi that are known to us and that have had or are reasonably likely to have a material effect on our financial position, results of operations and cash flows. The expanded disclosure would read substantially as follows:

“Dependence on Oi

Oi, a related party, accounts for a substantial portion of our net revenues (50.3% (R$1,086.5 million) for the year ended December 31, 2009).

Our relationship with Oi is currently comprised of several distinct and independent services, such as customer services for Oi’s fixed-line business, outbound telemarketing to attract additional mobile customers, customer service for prepaid and postpaid mobile users, technical support for broadband subscribers and debt collection services. Our current agreements with Oi expire in November 2014 or November 2016, as the case may be, each with an automatic renewal for a further five to six-year period from the applicable expiration date.

As a result of our dependence on Oi for a majority of our revenues, any adverse change in Oi’s business could reduce Oi’s demand for our services and consequently have an adverse effect on our business, financial condition and results of operations. In addition, as a result of this dependence, we are indirectly affected by trends in the highly competitive Brazilian telecommunications industry. For example, in recent years, we have observed a trend towards corporate consolidation and change of control of companies in the telecommunications sector. In the event there is a change in control of Oi, we cannot assure you that Oi will continue to use our services or that it will not reduce its use of our services.  The loss of all or part of our business from Oi would have a material adverse effect on our business, financial condition and results of operations.”

Note 27 - Related party transactions, pg F-54

3.         Please refer also to note 5.1 on page F-24 relating to your largest customer, note 16 on page F-36 relating to your transactions with related parties, and the disclosure on page 6 and 58 relating to Oi, your largest client which is indirectly under common control with you. Please explain to us how the disclosure in your financial statements complies with IAS 24.12 and 15, which require disclosures of the name of your ultimate controlling party that produces financial statements available for public use.

Response:

We agree with the Staff’s comment and advise the Staff that our parent company is CTX Participações S.A. (“CTX”), a Brazilian public company that publishes financial statements prepared in accordance with accounting principles generally accepted in Brazil. We advise the Staff that, consistent with the disclosure on page 57 of our 20-F, there is no ultimate controlling party that is on top of CTX, that could be deemed to be our parent company. We propose to disclose this fact in future filings to comply with the disclosure requirements of IAS 24.12 and 15.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.